GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

August 22, 2007

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company” or the “Issuer”)

Registration Statement Form SB-2/ Pre-Effective Amendment One

File No.: 333-143602

Dear Ms. Garnett:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your July 6, 2007 comment letter.

General

1.

We believe that we have the right to utilize Rule 415(a)(i) because we feel that the Registration Statement is a resale Registration Statement by purchasers of the shares. In arriving at this conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

The purchasers are either people known or related to the Company or people doing business with the Company. This pattern is not an unusual situation for small companies. None of the sellers are in the business of underwriting securities nor are the sellers acting as a conduit for the Company. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  We have identified Mark Cohen as underwriter.

The principal reason that shares were sold to friends, business associates and relatives of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.  No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the “Prospectus”.  The reason for such offering is as described in the first paragraph to “Use of Proceeds” to the Prospectus:

“In March 2007, we sold 770,000 shares of our common stock to 39 people for $770.  Prior thereto and upon inception we issued 9,230,000 shares to our president.  The sale of such shares was not specifically or solely intended to raise financing since the funds raised were de minimis.  It was also intended to get relatives and our business associates of management involved in our business.  Although these stockholders have no obligation to provide any services to us, management hopes that these new stockholders and their families may provide us with valuable services such as recommending our services and providing us with business advice in any areas of expertise or knowledge that they may have that can be of value and assistance to us.”

The principal selling shareholder, Mark Cohen, is Chairman and President of the Issuer and is registering approximately 56% of all shares being registered.  These shares relate back to his forming Actuarial Ideas, Inc. in 1982 from which the Company was a division.

The remaining 716,200 shares being registered are owned by 39 individuals and were issued in March 2007 and include 299,900 shares owned by the undersigned.

We further indicated in the “Selling Stockholders” section of the Registration Statement, (as well as in Item 26 thereto) the manner in which such persons acquired their shares and amplified this information by filing, as Exhibit 10.5 to the Registration Statement, the form of Investment Letter signed by each shareholder.

Insofar as the shareholders’ relationship to the Issuer and the amount of shares involved, we respectfully direct your attention to the “Selling Stockholders” section and, in particular, the column entitled “Relationship to AI or Affiliates.”

We have been advised by management that none of the selling shareholders are in the business of underwriting securities and have further indicated in “Selling Stockholders” that none of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

As previously indicated and as reiterated to the undersigned by Issuer’s management, none of the selling shareholders is acting as a conduit for the Issuer.  Further evidence of this fact is that, if and when a market develops for Issuer’s securities, selling shareholders may reasonably anticipate selling their shares for substantially more than the $.001 per share paid by each of them.

Paragraph 5 of the Investment Letter received from each shareholder states:

“I further acknowledge that I have made an adequate investigation of the affairs of the Company to make a reasoned judgment as to the value of the shares, such investigation consisted of the undersigned having had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company’s documents and records in order to verify the information provided.  I further represent that I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment, and the Company had grounds to reasonably believe immediately prior to making the sale to me that I come within this description as described above.”

Accordingly, the Issuer has reasonable grounds to believe that its stockholders are familiar with its business by virtue of the relationships indicated as well as the information provided to them and the further fact that they were subsequently advised as to the manner in which they could access the Issuer’s Registration Statement through the SEC Edgar system.

Prospectus Summary

2.

We have indicated throughout the relevant sections of the registration statement that the market maker that has agreed to file a Rule 211 application for Issuer has also agreed to be a market maker for its shares.

3.

We have disclosed in the Prospectus Summary, Liquidity and the Competition sub-section of Business that the sources of referral may refer new business to Issuer directly or to Actuarial Ideas, Inc. which also will result in additional revenue for Issuer. Ultimately, the goal of this process will be to develop sources of business beyond Actuarial Ideas, Inc. However, there can be no assurances that the Issuer be successful in this regard.

4.

We have revised the Prospectus to disclose material terms of agreements referenced as Exhibits 10.2, 10.3 and 10.4.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

Summary Financial Data

5.

We have made the requested disclosure.

Risk Factors

All of our revenue was derived from performing work for clients referred to us by Actuarial…

6.

We have made the requested disclosure which is also consistent with the disclosures made in response to Item 3 above.

We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934…

7.

The disclosure included in our responses to Items 3 and 6 include descriptions of the benefits that we hope to achieve by being a public company.

8.

We have clarified the section that referred to our ability to earn a profit.

Selling Shareholders

9.

We have made the disclosure requested in two new paragraphs in front of the “Selling Stockholder” chart.

10.

We are familiar with Rule 13d-3 and agree that parents of minor children may exercise both investment and voting power.  However, if and when the securities are sold, the proceeds therefrom must be used for the benefit of the minor/beneficial owner (in the same manner as the Uniform Gift To Minors Act requires that the proceeds from gifts to minors be used exclusively for the minor’s benefit).

Notwithstanding the above, we have added certain footnotes to the “Selling Stockholders” section of the Prospectus indicating that the shares of common stock owned by parent stockholders do not include those owned by their respective minor children.  Additionally, in the instance where shares are owned by minor children of management we have indicated same in footnote (d) of the “Principal Shareholders” section.

Management’s Discussion and Analysis or Plan of Operations

11.

We have made the requested clarifications.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

12.

We have provided the requested information.

13.

There is disclosure in the first paragraph under Operations that, in 2006 and 2005, we were structured as a line of business of Actuarial Ideas, Inc. Actuarial Ideas, Inc. allocated a portion of all of its costs to us based on the relationship of our revenues to total Actuarial Ideas, Inc. revenues. These costs of sales consist primarily of salaries, rent, communications and travel costs.

14.

Revenue Procedure 2005-66 sets forth a staggered remedial amendment period system for individually designed and pre-approved plans. Under this revenue procedure, every individually designed plan will have a five-year remedial amendment cycle and every pre-approved plan will have a six-year remedial amendment cycle. Practically, this means that employers now have fixed windows of time during which retirement plans must be amended to take into account the changes in the laws governing retirement plans and must be submitted to the IRS for new determination letters. We have clarified that the required amendment process will generally be done by us as a revenue producing service with respect to existing and potentially new clients.

Liquidity

15.

We have added disclosure that between 75% and 80% of all costs related to this offering are or will be due to our counsel. There is a formal agreement between the parties covering that obligation.

16.

Disclosure regarding material terms of agreement between Issuer, its President and its counsel has been made.

17.

We have provided the requested disclosure in tabular form.

18.

We have described our ability to pay incremental costs including statements that we will reduce the cash compensation levels paid to our president if there is insufficient cash generated from operations to satisfy these costs. If we reduce the cash paid to our president, the unpaid balance, without interest, will be accrued as a liability until paid. We may also seek outside investments although we have not attempted any preliminary contacts in that regard. However, we can provide no assurances that we will be successful in satisfying all required costs.

19.

See response to Item 18.

20.

We have made the requested disclosures including that our belief is based on personal observations and is not supported by any formal studies or polls.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

Business

21.

We have made the requested clarification.

22.

We have made the requested clarification.

23.

We have made the requested disclosure.

24.

We have made the requested disclosure. The principal reason for the disclosure is to describe our typical client.

25.

We disclose that upon becoming a separate legal entity we began billing and collecting from our clients separately from Actuarial Ideas, Inc. on new engagements. Actuarial Ideas, Inc. continues to bill for ongoing engagements on our behalf. All ongoing engagements should be completed by the middle of 2008 at which time we will be billing for all engagements performed by us.

26.

We disclose that both employees will devote at least the same amount of time to our business as they did prior to our becoming a separate legal business. Therefore, we expect to continue being able to complete at least our historic levels of revenue. If the level of revenue increases, they will devote additional time to us or increase the number of employees.

Directors, Executive Officers, Promoters and Control Persons

27.

We made the requested disclosure.

Summary Compensation Table

28.

Portions of the salaries paid to Mark Cohen and Richard Cohen by Actuarial Ideas, Inc. were allocated for the purposes of this disclosure.

29.

We have added disclosure that “Mark Cohen will receive an annual salary from us of $30,000 commencing June 1, 2007 for which he will devote 15% of his time to us. A copy of this agreement is included as Exhibit 10.3 to the registration statement to which this prospectus is a part. Richard Cohen, our treasurer, will devote 10% of his time to us and receive an annual salary from us of $6,000 starting June 1, 2007.”

Certain Relationships and Related Transactions

30.

We provided a detailed description of the shares issued to Mark Cohen in the first paragraph of this section.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

31.

All three officers and directors are now indicated as being promoters.

Balance Sheet, December 31, 2006

32.

There were no accounts receivable due to the specific line of business at December 31, 2006.

Note 1 – Organization

33.

Gary Singer, a partner at the Company’s audit firm, had a telephone conversation with Jessica Barberich of your office on August 7, 2007 at which time he explained that this transaction is similar to a reorganization in that the legal entity was incorporated solely for the purpose of establishing the Company’s operations as a separate legal entity rather than as a segment. The legal entity has no transactions or any other activities other than the operations of AI. We believe that the presentation in the filing presents the most accurate and understandable presentation of this operation.

34.

We have added the disclosure concerning Richard Cohen’s compensation arrangement throughout the filing.

35.

We have expanded our disclosure concerning allocations from Actuarial Ideas, Inc. to make clear that these allocations include all costs and are not limited to direct costs and that the allocation method is reasonable in relation to guidelines described in SAB Topic 1B1.

Note 3 – Stockholders’ Equity

36.

We have added disclosure in Note 3 and throughout the filing concerning the consideration and accounting relating to the initial issuance of shares.

Statements of Cash Flows for the Three Months Ended…

37.

We have made the change indicated in your comment.

Part ll

Recent Sales of Unregistered Securities

38.

We have made the requested additional disclosure.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

August 22, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

39.

We have quantified the number of accredited and non-accredited investors and have elaborated on the grounds that the Issuer had a reasonable basis to believe that the investors were sophisticated, citing certain language contained in the form of Investment Letter heretofore filed as Exhibit 10.5 to the Issuer’s Registration Statement; the Issuer having relied upon executed copies of each Investment Letter.  We have deleted the sentence which makes reference to “superior bargaining position”.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

AI Document Services, Inc.

Li & Company, PC